2024 REPORT

FlutterPads


FlutterPads
www.flutterpads.com
Live Where You Want. When You Want. No Baggage.

LETTER

Dear investors,

Dear Investors,
As we reflect on the past year at FlutterPads, we want to extend our heartfelt gratitude for your continued support and belief in our immensely broad vision. 2024 was a pivotal year where FlutterPads made itself known to the investing public by dipping its toes for the first time into the Crowdfunding circuit. The past year encompassed both proudly reached milestones and vigilant combat against serious obstacles: an inflation fear gripped economy, Federal Reserve policy uncertainties, and an unstable political landscape. However, we have accepted this operating environment as the new norm and are pressing forward fiercely to continue our brand growth, refinement of our operational infrastructure, and capture of strategic opportunities.

2024 Performance: A Strong B+ Year

✅ Technology Development: We secured partnerships with two national hospitality and travel platforms, expanding our market reach and product offerings.

✅ Organic Host Signups: Even with continued zero marketing spend, new luxury properties joined our platform, highlighting the strength of our brand in the local SoCal market.

✅ High Occupancy Rates: Despite market headwinds caused by a year full of corporate layoffs and tightening of consumer spending, our occupancy rates remained at 90% due to the stability of non-leisure travel sector with demand surging further following the Los Angeles Fires of January 2025.

Challenges We Faced

⚠️ Real Estate Sales Revenue Decline: High-interest rates have created stagnancy in markets across the country, impacting our real estate development and resale segment.

⚠️ Elevated Operational Costs: Rising financing, labor, and material costs remain a challenge to profitability.

⚠️ Fundraising Gaps: Despite receiving unusually strong investor interest from our first ever Crowdfunding opportunity release to the public without any fundraising campaign marketing spend, we did not achieve our funding targets. Thus, we proudly remain predominantly self-funded through our operations and financings. The scale, breadth, and competitive moat establishing strategic complexity of our company's vision warrants reliable and pragmatic levels of funding which 2024 could not generate due to the depressed startup funding environment. FlutterPads is diligently working to arrange sufficient funding to match its growth and marketing objectives for 2025.

How You Can Support Us in 2025

Building on the momentum of our first crowdfunding campaign on WeFunder in 2024, we are preparing to launch a new campaign in 2025. This marks a transformational shift for FlutterPads where we move from a stealth mode startup to a public-facing brand with a highly differentiated market position. We would love for you to introduce FlutterPads to your network and helping us enroll new investors, property hosts, and strategic partners in the housing industry. Our investors are our biggest advocates, and your support can accelerate FlutterPad's move towards it's goal of niche market dominance in the Extended-Stay rental industry.

We are incredibly excited about the road ahead and will keep you updated on our progress. If you have any connections, insights, or resources that could support our upcoming crowdfunding campaign, please kindly reach out. Thank you for being part of this journey—we truly couldn't do it without you!

Best,

Daniel Ameer

CEO, FlutterPads

We need your help!

In follow-up to our first even Crowdfunding campaign on WeFunder in 2024 that brought us to the public light, we are preparing to launch a new campaign for 2025. We would love to have our investors introduce FlutterPads to their network. FlutterPads is anticipating a dramatic shift from being a stealth mode startup to a public facing brand in 2025 with our newly developed product offerings and prominent differentiating characteristics in the competitive landscape. We hope to have our investors as our biggest marketers.

Sincerely,

Daniel Ameer

Founder/CEO

Alexander Veselov

Director of Guest Services

How did we do this year?



REPORT CARD

B+

☺ The Good

Technology Development: FlutterPads has signed partnerships with two national hospitality and travel platforms.

Host Signups: We have continued new host signups without any marketing spend with new luxury properties joining our platform.

Occupancy Rate remained very high at 90%. The devastating Los Angeles Fires of January 2025 have resulted in additional demand.

☹ The Bad

Real Estate Sales Revenues segment declined due to stagnating transactional environment attributed to high-interest rates.

Operational expenses remain at elevated levels due to high financing, labor, and material costs.

Fundraising efforts did not yield sufficient funding to keep pace with our growth momentum and marketing budget.

2024 At a Glance

January 1 to December 31



$1,134,482 [40%]
Revenue



$229,058 [13%]
Net Profit



$7,883,068 [3%]
Short Term Debt



$91,122
Raised in 2024



$312,073
Cash on Hand
As of 05/ 6/24

INCOME BALANCE NARRATIVE

● Revenues ● Profit

$1,884,231

$1,134,482



$264,346
$229,058
2023
2024

Net Margin: 20% Gross Margin: 65% Return on Assets: 2% Earnings per Share: $0.03

Revenue per Employee: $141,810 Cash to Assets: 2% Revenue to Receivables: 10,753

Debt Ratio: 101%

Flutterpads_GAAP_Financial_Report.docx__1_.pdf

Flutterpads_Financial_Report.docx.pdf

We ❤ Our 61 Investors



Thank You For Believing In Us

Leroy Young
Sean Winner
Dmitriy Skornyakov
Alexandr Veselov
Samuel Harder
Braxton Huff
Wen Che
Bao Nguyen
Lauren Gleason
Richard Clement
Alex H
Madhava Padavala
Conner Poteete
Dawn Witte
Avary Huff
Fernando Molina
Srikant Chellappa
Peter McDonnell
Stacie Kohart
Dave Strassman
Henry Allen Sullivan
Edward Kelly Medlock
Imir Metushi
Venus Luong
Alexandra Kostoulas
Jean R Thermidor
Ar Raheem...
Ash Ghogale
Corwin Alexander...
Miriam Awan
Stan Dumkin
Sayali Vaidya
Kumara Velan Suppiah
Michael Muller
Gerald Asher
Nicki V.
Kelsey Rosenthal
Niv Maramreddy
Sonia Awan
Brendan Huff
Tim Hoffman
Alexandria Cornish
Sheng Xu
Evan Hartwell
Jill Morrison
Moonshot DisruptX
Valeria Dumkina
Steven Huff
Elena Vesselova
Aksana Kashounik
Kathryn Garrison
Thakor Jhav ERB Hai...

Thank You!

From the FlutterPads Team



Daniel Ameer
Founder/CEO

A former banker with extensive knowledge in RE development and finance and history of working on underwriting decisions for RE loans. He launched the company concept...



Daniel Ameer
Founder/CEO



Alexander Veselov
Co-Founder & Director of Guest Experience

2 years in Taiwan as the Company Performance Manager for a large theme park, overseeing staff performance...



Braxton Huff
Director of Technology

Redesigned the Major League Soccer's app that boasts over 2 million users and an app for CVS Healthcare. Leveraged expertis...



Juan Anguiano
Construction Manager

With 20+ years in LA's



Simon Park
Chief Architect & Advisor

Korean architect, acclaimed for

residential construction, Juan Anguiano leads FlutterPad's property management with...

innovative designs, moved to CA 20 years ago. Awarded for the Korean Consulate, he leads...



Andrew Mezger

D.R.E. Broker/Principal

Andrew, a seasoned real estate and mortgage broker in Southern California, merges his expertise with years in Supply...

Details

The Board of Directors

Director	Occupation	Joined
Daniel Ameer	CEO @ Flutterpads Inc.	2023
Alexander Veselov	Director of Guest Services @ FlutterPads Inc.	2022

Officers

Officer	Title	Joined
Daniel Ameer	CEO Secretary President	2023
Alexander Veselov	Director of Guest Experience	2022

Voting Power ❷

Holder	Securities Held	Voting Power
Daniel Ameer	4,950,000 Common	55.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption

Date	Amount	Security	Exemption
03/2018	$750,000		Section 4(a)(2)
02/2019	$150,000		Section 4(a)(2)
04/2019	$150,000		Section 4(a)(2)
06/2019	$1,000,000		Section 4(a)(2)
11/2020	$50,000		Section 4(a)(2)
01/2021	$250,000		Section 4(a)(2)
06/2021	$600,000		Section 4(a)(2)
09/2021	$2,250,000		Section 4(a)(2)
10/2024	$91,122		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
01/14/2021	$250,000 ❓	10.0%	20.0%	$20,000,000	12/31/2026

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Richard D. George ❓	03/04/2018	$750,000	$0 ❓	6.75%	09/09/2019	
Nathan Javari ❓	02/04/2019	$150,000	$0 ❓	11.25%	02/07/2022	
Xing Han ❓	04/01/2019	$150,000	$0 ❓	13.0%	03/31/2020	
Richard D. George ❓	06/02/2019	$1,000,000	$1,000,000 ❓	8.75%	07/15/2024	Yes
Arlind Prapaniku ❓	11/02/2020	$50,000	$0 ❓	10.0%	11/30/2022	
Richard D. George ❓	06/14/2021	$600,000	$0 ❓	8.75%	08/01/2023	
Guido Argentini ❓	09/02/2021	$2,250,000	$2,450,000 ❓	11.0%	07/31/2024	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	9,000,000	Yes
Preferred	1,000,000	0	No

Warrants: 0
Options: 0

Form C Risks:

Liquidity Risk: Equity Investments made are illiquid with no trading market available for an undefined period of time.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Market Risk: General market conditions, including but not limited to, interest rates, economic outlook, political and regulatory uncertainty, and supply/demand of housing, can significantly affect the outcome of our company's progress.

Occupancy Rates: The risk of sudden negative changes in regional or broad based occupancy rates is always present due to macro-economic, weather patter, political, and other external events.

Risk Management: We may face new challenges triggered by digital security, regulatory, payment processing, insurance related, and other operational risks as we develop our company's infrastructure and expand our footprint.

Net Asset Value Fluctuations: Our portfolio values are subject to general market conditions in regional or broad based real estate market. Our NAV growth projects may not be achieved in certain market environments brought about by interest rate, rental income consistency, and real estate market activity related negative impacts.

Conversion in Progress: Adaptive Capital Corporation was the predecessor company founded in 2015. In September 2023, the company moved operations to Flutterpads Inc. Those who held shares of Adaptive Capital Corporations stock are in the process of exchanging that stock for FlutterPad's this year. Our attorneys set up Flutterpads with Daniel Ameer being the 100% shareholder as a defacto "place holder" while the official cap table is formalized. The ownership reflected in this Form C is what we anticipate the ownership will be after this transition, however, this is subject to change.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the

Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❷
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our

common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our
company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and
interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and
market-based methodologies to determine our business enterprise value. For example, we may
use methodologies that assume that businesses operating in the same industry will share
similar characteristics and that the Company's value will correlate to those characteristics,
and/or methodologies that compare transactions in similar securities issued by us that were
conducted in the market.

Company

Flutterpads Inc.

Delaware Corporation
Organized September 2023
8 employees
1801 Century Park East
Los Angeles CA 90067 https://flutterpads.com/

Business Description

Refer to the FlutterPads profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on
their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

FlutterPads is current with all reporting requirements under Rule 202 of Regulation
Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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